SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Stanley Furniture Company, Inc.

(Name of Issuer)

Common Stock, Par Value $.02 Per Share

(Title of Class of Securities)

854305208

(CUSIP Number)

David W. Robertson

McGuireWoods LLP

One James Center

Richmond, Virginia  23219

(804) 775-1031

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications)

March 2, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 854305208

Schedule 13D

1)

Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

Glenn Prillaman

2)

Check the Appropriate Row if a Member of a Group (See Instructions)

(a)

(b)

3)

SEC Use Only

4)

Source of Funds (See Instructions)

OO

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)

Citizenship or Place of Organization

United States

Number of

7)

Sole Voting Power

1,295,811

Shares Bene-

ficially

8)

Shared Voting Power

   0

Owned by

Each

9)

Sole Dispositive Power

1,295,811

Reporting

Person With

10)

Shared Dispositive Power                                        0

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

1,295,811

12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)

Percent of Class Represented by Amount in Row (11)

8.6%

14)

Type of Reporting Person (See Instructions)

IN

SCHEDULE 13D

1.

Amendment No. 1 amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2015 by Glenn Prillaman with respect to shares of common stock, $.02 par value (the “Common Stock”), of Stanley Furniture Company, Inc. (the “Company”).  The purpose for the filing of Amendment No. 1 is to update the reported beneficial ownership of the Common Stock by Mr. Prillaman.

2.

Interest in Securities of Stanley.

The undersigned is beneficial owner of 1,295,811 (or 8.6% of the outstanding) shares of Common Stock including 431,552 shares of Common Stock (of which 107,744 shares have vested) pursuant to restricted stock grants under the Company’s 2008 Incentive Compensation Plan (the “2008 Plan”) and 2012 Incentive Compensation Plan (the “2012 Plan”) and 25,000 shares of Common Stock held in a joint account with his wife.  Such number also includes 570,732 shares which could be acquired upon exercise of options granted under the Company’s 2000 Incentive Compensation Plan (the “2000 Plan”), the 2008 Plan and the 2012 Plan  The undersigned has the sole power to vote or to direct the vote of the shares beneficially owned by him and the sole power to dispose or to direct the disposition of the shares beneficially owned by him; however, the undersigned (i) may not sell or otherwise transfer shares subject to restricted stock awards until those shares have vested and (ii) may not sell or vote shares which may be acquired on exercise of options until such options are exercised and the related Common Stock is issued.  The undersigned has had no transactions in the class of securities beneficially owned by him from the date of the filing of the Schedule 13D through date of the filing of this report, except for the following: (i) 14,500 shares were purchased in the open market on February 27, 2015, (ii) options to acquire 22,458 shares of Common Stock granted in December 2011 pursuant to the 2008 Plan became exercisable on December 8, 2015, (iii) options to acquire 26,966 shares of Common Stock granted in December 2012 pursuant to the 2012 Plan became exercisable on December 19, 2015 and (iv) 107,893 shares were granted pursuant to restricted stock awards under the 2012 Plan on January 7, 2016 vesting of which is subject to specified performance measures being met during specified periods from 2016 through 2019 and the undersigned’s continued employment with Stanley and (v) options to acquire 8,000 shares granted in December 2005 under the 2000 Plan expired on December 14, 2015.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 7, 2016	/s/ Glenn Prillaman
Glenn Prillaman

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